UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9
No. 5 Science Park West Avenue
Hong Kong Science Park
Shatin, New Territories
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

3.75% Senior Exchangeable Convertible Notes Due 2011

On April 21, 2011, the parent of CDC Software Corporation, CDC Corporation (“CDC”), filed a motion for summary judgment in the Evolution CDC SPV Ltd v. CDC Corporation litigation (the “Evolution Matter”) with the New York Supreme Court (the “Court”), arguing that discovery in the matter has revealed no disputed issues of material fact and that CDC is therefore entitled to immediate judgment in its favor.

On April 21, 2011, Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund also filed a motion for summary judgment in the Evolution Matter with the Court.

The Court has not yet set a date for hearings on the foregoing motions.

Exhibit	Description

99.1	Press release dated April 29, 2011 CDC Software Named a Top 100 Logistics IT Provider by Inbound Logistics Magazine

99.2	Press release dated May 3, 2011 CDC Software Presents Pivotal CRM Road Map and Cloud Strategy at CDC Galaxy CRM Conference

99.3	Press release dated May 5, 2011 Ross Systems to Present Ross ERP Statement of Direction at User Conference

99.4

Press release dated May 9, 2011

Ross Systems Announces Statement of Direction for Next Generation of ERP Products That Includes Social Media Collaboration Mobile User Interfaces for Smart Devices In Addition to its Existing Cloud Hosting Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: May 11, 2011	By:	/s/ Donald L. Novajosky

	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated April 29, 2011 CDC Software Named a Top 100 Logistics IT Provider by Inbound Logistics Magazine

99.2	Press release dated May 3, 2011 CDC Software Presents Pivotal CRM Road Map and Cloud Strategy at CDC Galaxy CRM Conference

99.3	Press release dated May 5, 2011 Ross Systems to Present Ross ERP Statement of Direction at User Conference

99.4

Press release dated May 9, 2011

Ross Systems Announces Statement of Direction for Next Generation of ERP Products That Includes Social Media Collaboration Mobile User Interfaces for Smart Devices In Addition to its Existing Cloud Hosting Option